August 15, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	FMG Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 12, 2007
File No. 333-143466

Dear Mr. Reynolds:

On behalf of FMG Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Ronald Alper, Esq.

This letter is being sent in response to the Staff’s comments to Amendment No. 1 to the Registration Statement on Form S-1, filed July 12, 2007. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Gordon Pratt, Chairman, President and Chief Executive Officer of the Company, dated August 10, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

The Offering, Page 5

Amended and Restated Certificate of Incorporation, page 15

1.
We note your response to comment 17 of our letter dated July 6, 2007 and your revised disclosure on page 12 regarding the required vote of a majority of common stock voted. You still refer on page 16, however, to a majority of common stock outstanding. We reissue prior comment 17. Please revise or advise.

We have revised the disclosure on page 16 to clearly indicate the approval of the proposal to amend our amended and restated certificate of incorporation to provide for our perpetual existence in connection with a business combination would require the affirmative vote of a majority of the shares of common stock voted by the public stockholders in addition to the approval of a majority of all outstanding shares as required by Delaware law.

Risk Factors, page 21

2.	We note your response to comment 27 of our letter. Please refer to Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940 to explain why you might be deemed an investment company.

We have revised the risk factor on page 35 titled, “If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination, or we may be required to incur additional expenses if we are unable to liquidate after the expiration of the allotted time periods” to reference Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940 and to explain why we might be deemed an investment company.

Use of proceeds, page 44

3.
We note your response to comment 28 and the revised disclosure on page 47. Please revise to clarify that you will seek separate shareholder approval in the event a proposed transaction is contingent or subject to financing, See Exchange Act Rule 14a-4(a)(3).

We have made the suggested clarification on page 47 of Amendment No. 2 to clarify that, “the proxy materials disclosing the business combination for which we would seek stockholder approval would disclose the terms of the financing as well, and we would seek stockholder approval of such financing as a separate proposal in the proxy materials in addition to, and contingent upon, stockholder approval of the proposed business combination.”

Proposed Business, page 53

4.
We note your response to comment 30 and revised disclosure on page 53. Please revise to clarify the number of transactions valued at approximately $33 million for which the insiders played the lead role in all of the aspects identified.

We have revised the disclosure set forth on page 53 to clarify the number of transactions valued at approximately $33 million for which the insiders played the lead role in all of the aspects identified.

Conversion Rights, page 59

5.
We note your response to comment 31 of our letter dated July 6, 2007. Please clarify the procedures you may require for stockholders to perfect their conversion rights. For example, describe any certification and delivery procedures that may be required.

We have made the requested clarification of the procedures required for stockholders to perfect their conversion rights on page 60 of Amendment No. 2 filed concurrently herewith.

Conflicts of Interest, page 72

6.
Please revise page 73 to provide a tabular presentation of the persons, entities and affiliations that present conflicts of interest issues. If true, state that the presentation identifies all entities for which your insiders, directors, advisors and employees have pre-existing fiduciary obligations. Also, please clarify, if true, that they are prohibited from presenting opportunities to you before presenting to them to entities for which they have pre-existing fiduciary obligations. In this regard, please clarify the phrase “may not present” here and on page 31 to indicate whether or not they are prohibited from presenting opportunities to you before the other entities have declined them.

We have revised the disclosure on page 73 of Amendment No. 2 to include a presentation, in tabular format, of the persons, entities and affiliations that present conflicts of interest issues. We have also stated that the tabular presentation identifies all entities for which our insiders, directors, advisors and employees have pre-existing fiduciary obligations. We have clarified that they are prohibited from presenting opportunities to us before presenting them to those entities for which they have pre-existing fiduciary obligations. We have also revised the language on page 31, changing the words “may not present” to “are prohibited from” with respect to their pre-existing duties to present business opportunities.

Certain Relationships and Related party Transactions, page 76

7.	Please revise to conform the subheading to Item 404 of Regulation S-K.

We have revised the subheading on page 76 of Amendment No. 2 to conform with Item 404 of Regulation S-K.

8.
Please revise to discuss the agreement to purchase general and administrative services from FMG Acquisition and Fund Management Group LLC. In this regard, your disclosure should address the extent to which the administrative services, office space, other services and their costs will be shared with Fund Management Group LLC, including estimated, approximate percentages of costs and services to be allocated to FMG Acquisition and Fund Management Group LLC. See comment 15 of our letter dated July 6, 2007.

We have added a new paragraph on page 77 of Amendment No. 2 to state that we have agreed to pay 60% of the total cost incurred by Fund Management Group LLC for administrative services, office space and other related services.

If you have any questions, please contact the undersigned at (860) 677-2701 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours,

FMG ACQUISITION CORPORATION

/s/Gordon Pratt
Gordon Pratt
Chairman, President & Chief Executive Officer